June 7, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Corp. II Amendment No. 1 to Registration Statement on Form S-3 File No. 333-171508) Filed on May 3, 2011

Dear Ms. Rizzo:

We are counsel to GS Mortgage Securities Corp. II (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated May 26, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 2, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked versions.

General

1.
We note your response to prior comment two and reissue in part.  Please revise your disclosure in the last sentence of the second full paragraph on page 47 of the prospectus for consistency with your response to prior comment two.

The Staff’s requested change has been made on page 45 and 46 of the Prospectus.

Julie F. Rizzo, Esq.
June 7, 2011

2.
We note your response to prior comment six and reissue in part.  Please remove the disclaimers in the last sentence of the first paragraph on page A 1, the last sentence of the carryover paragraph starting on page A-1, and the fourth sentence of paragraph (20) on page A-4.

The Staff’s requested change has been made on page C-1 and C-4 of the Prospectus Supplement.

Prospectus Supplement

Summary of Prospectus Supplement, page S-13

Transaction Parties and Dates, Controlling Class Representative, page S-16

3.
We note your response to prior comment 15.  Please revise this section to include a brief discussion of the information set forth in the risk factor beginning on page 105 of the prospectus supplement and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split Loan Directing Holder and the Controlling Class Representative.  Additionally, please revise the summary to include a section which discusses the conflicts of interest that are set forth throughout the Risk Factors section beginning on page 39 of the prospectus supplement.

The Staff’s requested change has been made on page S-35 of the Prospectus Supplement.

The Mortgage Loans, page 22

Distributions; Servicing and Administrative Fees, page 30

4.
We note your response to prior comment 18.  The disclosure regarding the trustee fee set forth in the second paragraph of this section appears inconsistent with the disclosure of the trustee fee set forth on pages 151 and 162 of the prospectus supplement.  Additionally, it does not appear that the administrative fee rate is set forth on Annex A as noted on page 30 and in several other places throughout the prospectus supplement.  Please advise.

The Staff’s requested change has been made on page S-29, S-104, S-105, the table that begins on page S-108 and Annex A of the Prospectus Supplement and Annex A.

Julie F. Rizzo, Esq.
June 7, 2011
Risk Factors, page 39

5.
We note your response to prior comment 21 and reissue.  Please revise the second introductory paragraph.  All material risks should be discussed in this section.  If a risk is not deemed material, it should not be referenced.

The Staff’s requested change has been made on page S-39 of the Prospectus Supplement.

6.
We note your response to prior comment 22 and reissue in part.  Please revise the risk factor captions to succinctly state the particular risk to be discussed.  We note by way of example “Special Servicer May Be Directed To Take Actions” and “Book Entry Registration.”  In addition, remove repetitive risk factors such as the second risk factor on page 85 of the prospectus supplement, which previously appears as the second risk factor on page 52 of the prospectus supplement or advise.

The Staff’s requested change has been made on pages S-47, S-53, S-64, S-65 and S-69 of the Prospectus Supplement.

Description of the Mortgage Pool, page 119

Additional Indebtedness, page 124

7.
We note your response to prior comment 24.  Please advise as to how this response is consistent with Item 1 of Form 10-D and Item 1121 of Regulation AB.  Additionally, we note that Item 1121(a) of Regulation S-K by its terms is not an exclusive list of information which may be material to distribution and pool performance.

The permitted additional mezzanine debt described in the disclosure on page S-124 does not represent an increase in the size of any mortgage loan included in a trust and is not indebtedness of any of the borrowers under the mortgage loans included in a trust.  Instead, any future mezzanine debt of this type is typically originated outside the trust and structured as indebtedness of direct or indirect owners of the borrowers under a related mortgage loan.  Such mezzanine debt will not be secured by any mortgaged property related to any mortgage loan included in the related trust or alter the terms of any mortgage loan included in the related trust.  Consequently, the Registrant does not believe that the incurrence of additional mezzanine debt in the future represents part of the disclosure related to distributions and pool performance contemplated by Item 1121 of Regulation AB.

Julie F. Rizzo, Esq.
June 7, 2011

Transaction Parties, page 142

The Originators; The Goldman Originators; Overview, page 146

8.	We note your response to prior comment 27. Please include revised disclosure in the second paragraph of this section in the Description of the Mortgage Pool section as well.

The Staff’s requested change has been made on page S-72 of the Prospectus Supplement.

Servicing Compensation and Payment of Expenses, page 156

9.
We note your response to prior comment 30.  We note your disclosure in the table beginning on page 161 that the Servicing Fee together with the Operating Advisor Fee Rate equals the Administrative Fee Rate.  We also note your disclosure later in the same table that the Trustee Fee together with the Servicing Fee Rate is equal to the Administrative Fee Rate.  Please revise your table for consistency or advise.

The Staff’s requested change has been made on the table that begins on page S-112 of the Prospectus Supplement.

Ratings, page 244

10.	We note your disclosure in the third to last full paragraph of this section. If material, please revise the Risk Factors section to discuss the risk set forth by this disclosure.

The Staff’s requested change has been made on page S-46 of the Prospectus Supplement.

Annex E

11.
We note your response to prior comment 39 that Annex E is subject to change in accordance with the terms of the related series.  We also note your disclosure in the first paragraph of Annex E that exceptions to the representations and warranties are available from the underwriters and any conflicting disclosure between the prospectus supplement and the representations and warranties should be considered to be an exception to the representations and warranties in Annex E.  Please advise as to why Annex E would conflict with disclosure in the prospectus supplement and exceptions would be available from the underwriters when this Annex is subject to change in

Julie F. Rizzo, Esq.
June 7, 2011

accordance with the terms of the related series and all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant intends that the exceptions to the representations and warranties be included in the Prospectus Supplement, and so page S-89 and Annex E of the Prospectus Supplement has been revised accordingly.

Prospectus

Cover page

12.
We note your response to prior comment 40.  It appears that you contemplate that certificates or underlying mortgage loans may be insured or guaranteed by persons other than a government agency.  If true, please revise to disclose how you intend to meet your obligations under Rule 190 of the Securities Act or advise.  Please also revise the disclosure in the second paragraph after the table on the cover page of the prospectus supplement and the second fall paragraph on page 35 of the prospectus so it is not inconsistent with the disclosure in the last sentence of the first paragraph of the prospectus cover page or advise.  Finally, please provide a brief discussion in the base prospectus of the insurance or guarantee that may be provided.

The Registrant does not intend that the certificates or underlying mortgage loans be insured or guaranteed by any governmental agency or other person and has revised page 1, 17 and 34 of the Prospectus accordingly.

Description of the Certificates.  page 27

General, page 27

13.
While we note your response to prior comment 41, it appears that the language “certain financial leases and similar arrangements equivalent to the mortgage loans” still appears in the first paragraph of this section.  Please revise to remove this disclosure or advise.

The Staff’s requested change has been made on page 20, 26, 33, 34, 35, 49, 50, 51, 64 and 67 and throughout the Prospectus.

Julie F. Rizzo, Esq.
June 7, 2011
Credit Enhancement, page 46

Overcollateralization, page 48

14.
We note your response to prior comment 45.  Please revise the prospectus supplement to include in the Summary of Prospectus Supplement bracketed disclosure for the percentage of such overcollateralization.

The Staff’s requested change has been made on page S-30 of the Prospectus Supplement.

Part II

Item 16.  Exhibits

15.
While we note your response to prior comment 50, it appears that Exhibits 3.1 and 3.2 were never filed as an exhibit to the Depositor’s Registration Statement (No. 333 136045) even though that registration statement states such exhibits were filed as exhibits to that registration statement.  Please advise or file Exhibits 3.1 and 3.2 with your next amendment.

The Certificate of Incorporation and Bylaws of the Registrant are being filed with Amendment No. 2 as an exhibit to the Registration Statement.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:  Gary Silber, Esq.